Infinite Acquisition Corp.
660 Madison Avenue
New York, New York 10065

November 16, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ruairi Regan

Re:	Infinite Acquisition Corp. Registration Statement on Form S-1 File No. 333-260699

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Infinite Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 18, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter S. Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ James Rosenstock
James Rosenstock Chief Financial Officer